UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
   ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FLUUX, Inc.

Legal status of issuer

      Form
      C-Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      March 22, 2019

Physical address of issuer
233 Addison Ave, Palo Alto, CA 94301

Website of issuer
www.fluux.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Promissory Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☐   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
May 8, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$38,760	N/A
Cash & Cash Equivalents	$38,405	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$-196	N/A
Long-term Debt	$179,242	N/A
Revenues/Sales	$11,163	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income	$-140,886	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
March 27, 2020

FLUUX, Inc.



Up to $750,000 of Convertible Promissory Notes

FLUUX, Inc. (the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Convertible Promissory Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 8, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by May 8, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 1, 2020 will be permitted to increase their subscription amount at any time on or before May 8, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 8, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 8, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at www.fluux.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/fluux

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C/A should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits hereto in their entirety.

FLUUX, Inc. is a Delaware C-Corporation, formed on March 22, 2019.

The Company is located at 233 Addison Ave, Palo Alto, CA 94301.

The Company's website is www.fluux.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/fluux and is attached as Exhibit C to the Form C/A of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Convertible Promissory Note being offered	$25,000
Maximum amount of Convertible Promissory Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	May 8, 2020
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages 9, 12, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company faces competition from other companies in both the cell phone accessory and digital health space. Existing companies that engage in the mobile digital health business or are within the mobile accessory space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company. to dramatically increase the number of customers that they serve or to establish itself as a well-known brand due to advertising bans from major advertising networks such as Facebook, Instagram, Snapchat, Reddit, and Quora. While we are hopeful that this ban will change with vaporizers such as JUUL receiving FDA approval, it is not guaranteed. We are aggressively pushing to be seen as a vaporizer cessation product, which will increase our chances of our ban from advertising lifted. This ban does not stop us from having social media accounts on every platform, generate content, or work with social media influencers.

Legislation and regulation have imposed restrictions and requirements on companies operating within the Vaporizer industry that could have an adverse effect on the Company's business. The vaporizer industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that the Company faces.

The Company may be unable to protect its intellectual property adequately. The company currently has a provisional patent on its the Company products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company is targeting a new and unproven segment within the vaporizer, smartphone accessory, and digital health markets, which introduces unknowns, such as retention rates, and customer adoption. The Company may struggle to increase their unit sales if FDA approval for the JUUL vaporizer does not occur, or if the Memorandum of Understanding with Japanese Tobacco International falls through.

The company has a manufacturing contract with a company that manufactures the product in China. There is the potential that the company could experience manufacturing difficulties and have trouble shipping on time as a result. The Company currently uses a single suppliers, but are in the process of partnering with two additional contract manufacturers. As a result, the Company may be at risk of shortage, price increases, changes, delay, or discontinuation of key components, which could disrupt and adversely affect our business in the short term.

The Company has not filed a Form D for its Pre-Seed offering from 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Convertible Promissory Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Promissory Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Promissory Notes. Because the Convertible Promissory Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Promissory Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Promissory Notes may also adversely affect the price that you might be able to obtain for the Convertible Promissory Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Promissory Notes reach their maturity date, investors (by a decision of the Convertible Promissory Note holders holding a majority of the principal amount of the outstanding Convertible Promissory Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Promissory Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $2,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,000,000 valuation cap, so you should not view the $2,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Promissory Note. The Convertible Promissory Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Promissory Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Convertible Promissory Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Convertible Promissory Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Convertible Promissory Note. Those provisions apply to claims regarding this Offering, the Convertible Promissory Notes, and possibly the securities into which the Convertible Promissory Note are convertible. Under those provisions, disputes under the Convertible Promissory Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 81.82% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Current legislation prevents manufacturers from making fundamental design changes to their vaporizers without FDA approval.

Due to this obstruction, vaping companies have been unable to release devices that monitor. This absence has created a void of behavioral data for advertisers, researchers, health and human services, insurance, and manufacturers. In response, FLUUX has created a solution that leverages analytics, technology, and doctor expertise to help empower users to quit.

For a solution to catch on with our target market, we knew that we needed a trojan horse - something that could give them the resources to quit without being combative.

Our solution is FLUUX.

This smartphone case solves two major issues that every vape user experiences - Vaporizers are often misplaced, and also quickly run out of battery.

FLUUX's smartphone battery case has a location to both store and charge a JUUL safely and discretely (with more brands to come). When paired with the FLUUX mobile app, users can track their vaping usage through detailed analytics. The app also allows users to sign up for a bespoke pod auto-ship program, set reduction goals, and get support or counseling from medical professionals and peers.

Business Plan
We offer a direct to consumer business model, but we are pursuing new channels for expanding to health & human services, employers, and insurance providers.

The data we are collecting is very valuable to insurers, employers, and manufacturers alike. Thus, we hope to turn our unique data set into an enterprise data product over the next 12 months.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250 towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Marketing/Advertising	50%	50%	50%
New Product Development	15%	15%	20%
Salaries/Contractors	25%	25%	20%
Operations	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Chadwick Manning	Co-founder & CEO (March 2019 – Present)	FLUUX, Co-founder & CEO, (March 2019 – Present) Key responsibilities are sales, marketing, business development, partnerships, and fundraising. Electriq Power, Co-founder & CSO, (August 2018 – August 2019) Key responsibilities are sales, marketing, business development, partnerships, and fundraising. Electriq Power, Co-founder & CEO, (August 2014 – August 2018) Key responsibilities are sales, marketing, business development, partnerships, and fundraising.
Colin Barceloux	Co-founder & CMO (March 2019 – Present)	FLUUX, Co-founder & CMO, (March 2019 – Present), Key responsibilities are operations, finance, accounting, and marketing. DOMOTZ, CMO, (January 2019 – December 2019), Key responsibilities included marketing execution and strategy. AXIUS, Co-founder & CEO, (June 2017 – January 2018) Key responsibilities are sales, marketing, business development, partnerships, and fundraising. TECHMATE, Co-founder & CEO, (June 2015 – June 2017) Key responsibilities are sales, marketing, business development, partnerships, and fundraising.
Ravi Kurani	Co-founder & CPO (March 2019 – Present)	FLUUX, Co-founder & CPO, (March 2019 – Present), Key responsibilities are product design and strategy as well as manufacturing.

		SUTRO, Co-founder & CEO, (September 2013 – Present) Key responsibilities are sales, marketing, business development, partnerships, and fundraising.
Himanshu Shah	CTO (November 2019 – Present)	FLUUX, CTO, (November 2019 – Present), Key responsibilities are software and hardware development and strategy. AETHON LABS, CEO (May 2019-Present) Key responsibilities are software and hardware development and strategy for IoT projects APPLE, Sr. Software Engineer, (June 2015 – Aug 2018), Key responsibilities are software architect and development for secure mobile platform.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	9,000,000	Yes	N/A	N/A	100%	N/A
2019 Equity Incentive Plan	2,000,000	N/A	N/A	N/A	0%	N/A

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Noteholders	$98,798	8%	N/A	N/A	January 13, 2021	$1M Valuation Cap, 20% Discount

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Parsec Tech Labs, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Parsec Tech Labs, LLC	Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Fluux, Inc. ("Fluux" or the "Company") is a Delaware corporation, formed on March 22, 2019. The Company's headquarters are in San Francisco, California.

Fluux builds and develops a battery case that stores and charges a vaporizer and phone. Our mission is to drive innovation that helps people be more in control of their vaping through intelligent and well-designed hardware and software solutions.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $17,094.33 in cash on hand as of 1/31/2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	7/7/19	Regulation D, 506(b)	Convertible Note	$98,978	Prototyping, Software Development, Salaries, Marketing, Advertising, Software expenses

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Convertible Promissory Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $2,000,000).
- Once a "qualified equity financing" occurs, at the election of Investor, the outstanding principal amount of and all accrued but unpaid interest under this Note may be converted into shares of the Qualified Financing Shares at a price equal to the Conversion Price and on the same terms as the other investors that purchase the Qualified Financing Shares in the Qualified Financing.
- If the maturity date is reached, the note holders will have the option, by decision of the individual note holder, to convert into the shares of the Company's common stock.

The price at which the Convertible Promissory Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Promissory Notes plus accrued unpaid interest, or the amount of stock the Convertible Promissory Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Promissory Notes accrue an annual interest rate of 8%, compounded quarterly.

The securities into which the Convertible Promissory Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Promissory Notes in the Regulation D offering convert under similar terms to the Convertible Promissory Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Promissory Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Convertible Promissory Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: [None].

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Promissory Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying

you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C/A filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
 (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
 (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
 (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
 (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
 (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
 1. To the Company that sold the Securities
 2. To an accredited investor
 3. As part of an Offering registered with the SEC (think IPO)
 4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chadwick Manning
(Signature)

Chadwick Manning
(Name)

Co-Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Chadwick Manning
(Signature)

Chadwick Manning
(Name)

Co-Founder & CEO
(Title)

March 27, 2020
(Date)

/s/Colin Barceloux
(Signature)

Colin Barceloux
(Name)

Co-Founder & CMO
(Title)

March 27, 2020
(Date)

/s/Ravi Kurani

_____
(Signature)

Ravi Kurani
_____
(Name)

Co-Founder & CPO
_____
(Title)

March 27, 2020
_____
(Date)

/s/Himanshu Shah
_____
(Signature)

Himanshu Shah
_____
(Name)

CTO
_____
(Title)

March 27, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Fluux, Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of March 22, 2019 (inception)
through December 31, 2019

Reviewed by:



TaxDrop LLC
A New Jersey CPA Group

Financial Statements

Fluux, Inc.

Table of Contents



CPAs & Advisors

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 10, 2020

To: Board of Directors of Fluux, Inc.
Attn: Chadwick Manning, CEO

Re: 2019 Financial Statement Review
Fluux, Inc.

We have reviewed the accompanying financial statements of Fluux, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of income, equity, and cash flows for the period of March 22, 2019 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Group

FLUUX, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Balance Sheet
(Unaudited)

	2019
Assets	
Current assets	
Cash	$ 38,405
Fixed Assets	
Machinery & Equipment	$ 355
Total assets	$ 38,760
Liabilities and Stockholders' Equity (Deficit)	
Current liabilities	
Accounts Payable	$ (196)
Total current liabilities	$ (196)
Commitments and contingencies (Note 7)	
Convertible notes payable	$ 173,798
Accrued Interest Payable	$ 6,044
Total Liabilities	$ 179,645
Common stock	900
par value of $0.0001 per share; 9,000,000	
shares authorized as of December 31, 2019;	
9,000,000 shares issued and outstanding as	
of December 31, 2019	
Less: discount on common stock	(900)
Accumulated deficit	(140,886)
Stockholders' equity (deficit)	$ (134,842)
Total liabilities and stockholders' equity	$ 38,760

The accompanying notes are an integral part of these consolidated financial statements.

FLUUX, INC.
Financial Statements
For the period of March 22, 2019 (inception)
to December 31, 2019

Income Statement
(Unaudited)

	2019
Revenue	$ 11,163
Costs and expenses	
Advertising & Promotional	35,285
Bank Charges & Fees	-71
Design & Technical	50,834
Direct Marketing	5,687
Insurance	538
Legal & Professional Services	5,756
Fundraising Costs	465
Meals & Entertainment	858
Office & Supplies	2,073
Payroll Expenses	25,000
Personnel	160
Software & Technology	4,602
Storage & Warehousing	40
Taxes & Licenses	3,894
Travel	10,828
Utilities	55
Total costs and expenses	146,005
Interest Expense	6,044
Net loss	$ (140,886)

The accompanying notes are an integral part of these consolidated financial statements.

FLUUX, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2019

Statements of Stockholders' Equity
(Unaudited)

	Common Stock		Discount on Par	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	**Amount**			
Balances – March 22, 2019 (inception)	0	0	0	0	0
Issuance of Common Stock	9,000,000	900	(900)		0
Net loss	-	-	-	$ (140,886)	$ (140,886)
Balances – Dec. 31, 2018	9,000,000	$ 900	$ (900)	$ (140,886)	$ (140,886)

The accompanying notes are an integral part of these consolidated financial statements.

FLUUX, INC.
Financial Statements
For the period of March 22, 2019 (inception)
to December 31, 2019

Statements of Cash Flows
(Unaudited)

		2019
Cash flows from operations		
Net loss	$	(140,886)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Accounts Payable		(196)
Net cash used in operating activities		(141,082)
Cash flows from investing activities		
Cash paid for machinery and equipment		(355)
Net cash provided from investing activities		(355)
Cash flows from financing activities		
Accrued interest payable		6,044
Proceeds from the issuance of convertible notes		173,798
Net cash provided from financing activities		179,842
Net increase (decrease) in cash and cash equivalents	$	38,405
Cash and cash equivalents		
Beginning of year	$	0
End of year	$	38,405

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Fluux, Inc. ("Fluux" or the "Company") is a Delaware corporation, formed on March 22, 2019. The Company's headquarters are in San Francisco, California.

Fluux builds and develops a battery case that stores and charges a vaporizer and phone. Our mission is to drive innovation that helps people be more in control of their vaping through intelligent and well-designed hardware and software solutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable and Keep It Simple Securities ("KISSes"). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services since we do not promise the transportation services, do not contract with caregivers to provide transportation services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balances were approximately $38,405 as of December 31, 2019.

NOTE 4 – MACHINERY AND EQUIPMENT

Machinery and equipment includes cell phone units for testing purposes. The balance at the end of the year as of December 31, 2019 was $355.

NOTE 5 – ACCRUED LIABILITIES

Accrued liabilities as of December 31, 2019 consisted primarily of credit card liability.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $173,798 cash in exchange for several convertible notes payable (collectively, the "Notes"). Notes worth $25,000 accrued interest at 5% per annum, while the remainder of the Notes accrue interest at 8% per annum. Principal and interest under the Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 20% discount, or are automatically convertible into Preferred Stock upon a "Qualified Financing" (as defined below). Otherwise, the Notes are due for maturity in 2021.

Upon the closing of a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000 for $98,798 of the Notes and at least $2,000,000 for the remaining $75,000 of the Notes, the "Qualified Financing threshold"), the holder shall be entitled to receive a price per share equal to the lesser of: (i) 20% discount to the applicable price per share paid by the purchasers of the preferred stock sold in the Qualified Financing, or (ii) an amount obtained by dividing (x) the respective Qualified Financing threshold by (y) the Fully Diluted Capitalization of the Company.

As of December 31, 2019, approximately $6,044 of interest had accrued under the Notes.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 9,000,000 shares of Common Stock. As of December 31, 2019, 9,000,000 shares of Common Stock are issued and outstanding. Of this amount, 100% is held by Parsec Tech Labs, LLC, a limited liability company owned by Fluux's three founders.

Since inception, the Company has granted options to purchase 495,000 shares of Common Stock. These options have exercise prices equal to $0.0001 per share and terms of 10 years. To date, no options have been exercised.

Additional Paid-In Capital

Additional Paid-In Capital as of December 31, 2019 consists primarily of cash contributed by the cofounders and private investors.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss for the period from Inception through December 31, 2019. The Company's ability to continue as a going concern is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 3, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C
PDF of SI Website


HISTORY
July 21 - 27
Money Spent
$7.75
Pods Used
9
Total Orders
1
FLUUX

Health Care SaaS | Health and Wellness | Consumer Technology | San Francisco

Website: https://www.fluux.com

Share:

Invest in FLUUX

A revolutionary smartphone accessory that empowers users to quit vaping

Edit Profile

$1,000 Minimum

Convertible Note Security Type

INVEST IN FLUUX

Time Left **50d : 10h : 18m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

FLUUX is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by FLUUX without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Founded by three serial entrepreneurs, with a total of 4 exits, and earned awards such as being put on the Forbes 30U30 List
- FLUUX participated in the Plug and Play Vape Tech Accelerator, which resulted in a paid pilot with Japanese Tobacco International (JTI) to create a FLUUX case for JTI's Logic Vaporizer
- Advisor Deb Messina-Kleinman is the author of The Complete Idiot's Guide to Quitting Smoking and a contributing editor of How to Help Your Patients Quit Smoking
- Global smoking cessation and nicotine de-addiction products market was estimated to be $14B in 2018, and is projected to grow at a CAGR of 20%, leading to revenue of $39B by 2023

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

We help people quit vaping using a trojan horse methodology; the FLUUX smartphone case appeals to vape users by resolving issues with storage and charging. Once in use, we gather data that is empowering for users & informative for outside companies.

Current legislation prevents manufacturers from making fundamental design changes to their vaporizers without FDA approval.

Due to this obstruction, vaping companies have been unable to release devices that monitor. This absence has created a void of behavioral data for advertisers, researchers, health and human services, insurance, and manufacturers. In response, FLUUX has created a solution that leverages analytics, technology, and doctor expertise to help empower users to quit.

For a solution to catch on with our target market, we knew that we needed a trojan horse - something that could give them the resources to quit without being combative.

Our solution is FLUUX.

This smartphone case solves two major issues that every vape user experiences - Vaporizers are often misplaced, and also quickly run out of battery.

FLUUX's smartphone battery case has a location to both store and charge a JUUL safely and discretely (with more brands to come). When paired with the FLUUX mobile app, users can track their vaping usage through detailed analytics. The app also allows users to sign up for a bespoke pod auto-ship program, set reduction goals, and get support or counseling from medical professionals and peers.

We offer a direct to consumer business model, but we are pursuing new channels for expanding to health & human services, employers, and insurance providers.

The data we are collecting is very valuable to insurers, employers, and manufacturers alike. Thus, we hope to turn our unique data set into an enterprise data product over the next 12 months.

FLUUX was a participant in the Plug and Play Vape Tech Accelerator Program, which concluded in December 2019.

FLUUX also engaged in a paid Pilot for a white-labeled version of a smartphone battery case and app for JUUL's competitor, LOGIC Compact.

The FLUUX is fully UL/CE/FCC listed, shipping this March.

Pitch Deck



‹ ›

Gallery



Age Verification

L



Media Mentions

Entrepreneur MAGAZINE   **INFLUENCIVE** UNCONVENTIONAL WISDOM / INFLUENTIAL MINDS

The Team

Founders and Officers



Chadwick Manning
CEO

A Forbes 30U30 and Grist 50 Honoree. Manning founded Electriq Power, an energy storage and energy management solutions company that is thriving, having just closed a deal for Panasonic to white-label its residential energy storage product. Manning has raised over $15M in Capital in his career and generated $30M+ in revenues at his companies.



Colin Barceloux
CMO

Stanford GSB/Y-Combinator/StartX Alumni; Barceloux has raised over $65M in financing and generated over $150M+ in revenues. He founded and exited BookRunner, on online marketplace for textbooks, to Chegg as well as successfully exited Axius, a smart-home network monitoring platform, to Domotz and Techmate, an on-demand technical support service, to private equity.



Himanshu Shah
CTO



Himanshu Shah is a technology expert whose work has touched millions of people around the world. He is passionate about creating habit-changing products to solve real-world problems. He is the founder of Aethon Labs, a fast-paced, vertically integrated IoT product studio based in San Fransisco. The company using their expertise in hardware and software engineering, helps startups convert their ideas to smart products and bring them to market. Previously, Himanshu worked at Apple as a Software Security Engineer, where he developed several critical cryptography services for mobile platforms. He also led the development of the game-changing FaceID project.

Himanshu holds a Masters in Computer Science from Stony Brook University and has held multiple research positions in the areas of Computer Architecture, Compiler research, and Software-defined networking.



Ravi Kurani
CPO

Mr. Kurani is a Forbes 30U30 serial entrepreneur. He recently exited Sutro, a smart water sensor company, where he was co-founder and CEO.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Convertible Note

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While FLUUX has set an overall target minimum of US $300,000 for the round, FLUUX must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to FLUUX's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised   If Maximum Amount Is Raised



- Marketing/Advertising   - New Product Develop...   - Marketing/Advertising   - New Product Develop...
- Salaries/Contractors   - Operations   - Salaries/Contractors   - Operations

Investor Perks

SPECIAL: Invest in the first 2 weeks of the campaign to receive the next tier of perks!

Invest $1,000 - $4,999:

Receive your choice of one (1) company-branded hat or one (1) company-branded t-shirt.

Invest $5,000 - $9,999:

Receive one (1) free FLUUX unit of your choice.

Invest $10,000 - $19,999:

Receive one (1) free FLUUX unit of your choice along with one (1) company-branded hat and one (1) company-branded t-shirt.

Invest $20,000 - $29,999:

Receive two (2) free FLUUX units of your choice along with two (2) company-branded hats and two (2) company branded t-shirts.

Invest $30,000 - $49,999:

Receive any three (3) company-branded apparel items and any three (3) company-branded accessories from our company store.

Invest $50,000+:

Custom design your own FLUUX unit graphics and colors, and receive three (3) custom FLUUX units of your choice along with three (3) company-branded apparel items and three (3) company-branded accessories from our company store.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $173,798
Closed Date	Sep 1, 2019
Security Type	Convertible Note

Market Landscape



Mobile Phone Accessory Market Worldwide

The primary market for FLUUX is Mobile Phone Accessories as our first go to market product is a smartphone battery charging case.

The global mobile phone accessories market size was valued at $73 billion in 2019 and is growing at a CAGR of 5.5% from 2016 to 2022. An increase in the adoption of smartphones, as they offer effective connectivity to the digital world, drives the mobile phone accessories market. Mobile Phone Accessories market appears to be moderately concentrated and with the presence of very few Mobile Phone Accessories market players. In order to create a product like FLUUX, products like the BRIK JUUL case would need to be combined with a product like the LUX smartphone battery case. There are currently no vape monitoring devices on the market today in the USA for the leading vaporizer brands. The most similar competitor to FLUUX is the DUO charging case, which is an inferior product in its industrial design, battery capacity, charge speed, size, and lacks monitoring.

As FLUUX continues to build out our mobile application, which is tied to our charging cases, a majority of our revenue and strategic focus will come from the data we capture and corresponding complementary services like vaping cessation, health counseling, and bespoke pod auto-ship plans. The global digital health market is expected to reach $509.2 billion by 2025, expanding at a CAGR of 27.7% over the forecast period. A significant rise in the number of health apps like the FLUUX Mobile App shows the appetite of consumers for lifestyle and health applications. For instance, according to the data published by myhealthapps blog, as of 2017, there were 325,000 medical, health, and fitness apps in the market. Thus, the rising importance of mobile devices for improving health outcomes and patient care will continue to positively impact market growth.

Risks and Disclosures

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company faces competition from other companies in both the cell phone accessory and digital health space. Existing companies that engage in the mobile digital health business or are within the mobile accessory space could introduce new or enhance existing products. If the Company is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact the Company's growth.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company. to dramatically increase the number of customers that they serve or to establish itself as a well-known brand due to advertising bans from major advertising networks such as Facebook, Instagram, Snapchat, Reddit, and Quora. While we are hopeful that this ban will change with vaporizers such as JUUL receiving FDA approval, it is not guaranteed. We are aggressively pushing to be seen as a vaporizer cessation product, which will increase our chances of our ban from advertising lifted. This ban does not stop us from having social media accounts on every platform, generate content, or work with social media influencers.

Legislation and regulation have imposed restrictions and requirements on companies operating within the Vaporizer industry that could have an adverse effect on the Company's business. The vaporizer industry is highly regulated, and regulation may continue to constrain the industry. These rules and regulations may impose additional expenses on the Company, may require the attention of senior management, and may result in fines if we are deemed to have violated any regulations. On the other hand, if regulations are loosened, it may be easier for new entrants to enter the market, which would increase the amount of competition that the Company faces.

The Company may be unable to protect its intellectual property adequately. The company currently has a provisional patent on its the Company products. To the extent they do seek patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company is targeting a new and unproven segment within the vaporizer, smartphone accessory, and digital health markets, which introduces unknowns, such as retention rates, and customer adoption. The Company may struggle to increase their unit sales if FDA approval for the JUUL vaporizer does not occur, or if the Memorandum of Understanding with Japanese Tobacco International falls through.

The company has a manufacturing contract with a company that manufactures the product in China. There is the potential that the company could experience manufacturing difficulties and have trouble shipping on time as a result. The Company currently uses a single suppliers, but are in the process of partnering with two additional contract manufacturers. As a result, the Company may be at risk of shortage, price increases, changes, delay, or discontinuation of key components, which could disrupt and adversely affect our business in the short term.

The Company has not filed a Form D for its Pre-Seed offering from 2019. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
〉 🗀 Financials (2 files)	Jan 7, 2020	Folder
〉 🗀 Fundraising Round (1 file)	Jan 7, 2020	Folder
〉 🗀 Miscellaneous (2 files)	Jan 7, 2020	Folder

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...	POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of

providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in FLUUX

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by FLUUX. Once FLUUX accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to FLUUX in exchange for your securities. At that point, you will be a proud owner in FLUUX.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, FLUUX has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now FLUUX does not plan to list these securities on a national exchange or another secondary market. At some point FLUUX may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when FLUUX either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is FLUUX's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the FLUUX's Form C. The Form C includes important details about FLUUX's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



FLUUX

QUITTING MADE EASY

Disclaimer

This presentation contains offering materials prepared solely by FLUUX, INC. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

How do we stop the vaping epidemic?

NS New Scientist

Why concerns of a teenage vaping epidemic may be overblown

It wasn't the only media outlet to cover the rise in e-cigarettes, as a US government survey from that year showed that vaping among teenagers …

1 week ago



abc ABC News

Tobacco company CEOs face lawmakers questions on their role in youth vaping epidemic

… face lawmakers' questions on their role in youth vaping epidemic … Surveys of teenage vape users show that Juul is overwhelmingly the …

1 day ago



New York Magazine

Who Thought Sucking on a Battery Was a Good Idea?

Officials are even more worried about a quieter, larger vaping epidemic: More than a million teenagers, many of whom might never have picked …

3 days ago

2 Idaho News (press release)

Idaho lawmakers hear about youth vaping 'epidemic'

Idaho lawmakers hear about youth vaping 'epidemic' … a free set of online materials that informs teens of the dangers of tobacco and nicotine, …

2 days ago



You first solve a problem that all vape users experience.





Introducing
FLUUX

Problem Solved.



Vape & Phone Storage.

FLUUX discreetly and conveniently stores your vape, and it allows you to retrieve your vape with ease.



Smart Charging.

FLUUX's technology knows your phone and vape charge and will never let them die.



High Capacity Battery.

4000 mAh battery that can fully charge a phone gives you a full phone charge and 6 JUUL charges.

   

Made for
iPhone



A Suite of Services.

DOCTOR CONSULT

Consult a doctor to see what medication works best.



CERTIFIED SPONSOR

A trained Sponsor tailors a plan and helps you stick to it from start to finish.



MEDICATION & REDUCTION

FDA Approved plan to reduce vaping usage over 3 months.





ACHEIVE MILESTONES

Unlock special offers and gifts from your favorite brands as you achieve goals.



SOCIAL SUPPORT

Share progress and join support groups.



FLUUX

Information is Power.





Monitor.

Users can see how much they are vaping, spending, and its impact.



Set Goals.

FLUUX gets you a coach/sponsor, doctors visit, and develops a plan to help you quit.



Reminders and alerts.

FLUUX app keeps you on track by telling you when to slow down, or when you have exceeded your daily limit.

Peeling Back the Onion.



USER DEMOGRAPHICS

Users register with Facebook or Google, and verified via Berbix.

USER BEHAVIOR

Fluux knows when, where, how much, and how often a user vapes.

USER PREFERENCES

We learn about the user's phone, vape, e-liquid flavors, the quantity purchased per order, etc.

PREDICT BEHAVIOR

FLUUX learns and can predict when, where, how much, etc.

FLUUX

FLUUX Enterprise

VISUALIZE & ANALYZE

Model customer data around demographics, usage, locations, etc. at a meta-level.

TARGETED ADVERTISING

FLUUX can target users at the most opportune time.



FLUUX
Hi, Sean
Dashboard
Total Users
32
Male
Female
Undefined
Total Pods Used
495
Male
Female
Undefined
Total Orders
141
Total number of juuls battery get charged by FLUUX
323
Total number of phone battery get charged by FLUUX
228
Analytics
Today
Week
Month
Pods Used
27
Registered Users
0
Orders
1

CONNECT APPS

FLUUX's API allows users to connect other apps, and create correlated data sets.

BRAND ENGAGEMENT

Sponsor gifts/awards for achieving new moderating or quitting goals.

FLUUX

Why Now?

Vaping is at an all time high. Switching off cigarettes alone is not enough. Users should have the tools to control their habit.

The Consumption Statistics of Vapers



$80.20
Average amount spent on a vaporizer or e-cigarette.



$60.76
Average amount spent on vaping products (i.e. cartridges) per month.



9.29
Average number of vaping purchases made per month.



$6.54
Average purchase amount of vaping product.

Market Opportunity

Revenue of The Mobile Phone Accessory Market Worldwide From 2016 to 2023 (in Billion U.S. Dollars)



This statistic shows the revenue of the global mobile phone accessory market worldwide from 2016 to 2023. In 2016, the mobile phone accessory market was worth about $60.42 billion U.S. dollars.

FLUUX

Market Analysis

300M — Americans with Smart Phone

$53.4B — 2024 e-Cig

21.4% — CAGR

Financial Highlights

KEY METRICS

- **MSRP $79.99/Pre-Order $59.99**

- **66% GM on Hardware**

- **20% Commission on Pod Re-Orders**

- **80% GM on Vaping Cessation**

- **48% EBIDTA**

UNIT COSTS

Build of Materials	$ 13.50
Packaging/Shipping	$ 3.67
3PL Service	$3.01
Tariff	$ 4.05
Payment Processing	$ 2.40

COGS	**$26.63**

Financing

$175,000 in Convertible Notes Raised

FLUUX

Go-to-Market Channels



Direct to Consumer



Distribution



Big Box Retail



Government Agencies



Employers



Insurance Providers

FLUUX

Business Model

Hardware



$79.99 MSRP
66% Gross Margin

Subscriptions



FREE - $100/MO PLANS

ENTERPRISE DATA PRODUCTS



COMING SOON

FLUUX

Leadership

Chadwick Manning
CO-FOUNDER & CEO



ELECTRIQ POWER
Forbes 30 UNDER 30
pwc

$70M+
In Financing Raised

Ravi Kurani
CO-FOUNDER & CPO



BAY-BUILD
SUTRO
IMPACTSPACE
Forbes 30 UNDER 30

$150M+
In Revenue Generated

Colin Barceloux
CO-FOUNDER & CMO



RAFTER
Y Combinator
GRADUATE SCHOOL OF
STANFORD BUSINESS

4
Exits

FLUUX

Scientific Advisor



Deb Messina - Kleinman

Scientific/Product/Healthcare

Advisor

Author of

The Complete Idiot's Guide to Quitting Smoking

Contributing editor,

How To Help Your Patients Quit Smoking

Board Member at SOPHE (Society for Public Health Education.

Instructor, UCLA, IVC and Saddleback College







FLUUX

QUITTING MADE EASY

EXHIBIT E
Video Transcript

https://www.youtube.com/watch?v=jlBG7-BosOg

Introducing FLUUX: The Smart Phone Battery Case that Charges and Stores Your Vape & Phone

Keeping your devices charged all day can be a hassle. Introducing the new way to stay charged on the go. Fluux stores and charges your vape and smartphone. Never lose your vape again. Fluux's app lets you monitor your use, putting you in control. Share a charge, stay connected. Fluux. Stay Charged.

https://www.youtube.com/watch?time_continue=2&v=r05YpL8AHuw&feature=emb_title

Age Verification

Age Verification. First, we need to verify your age. Please choose a document type for verification. Take a photo of the front of your Driver's License. If photo is clear, continue by using the "BACK" tab. Take a photo of the back of your Driver's License. If the photo is clear, continue by uploading the images. Or try again. Document Info. First Name Felix. Middle Name Allen. Last Name Rapov. Date of Birth 04/12/1987 Expiration Date 4/12/2022. Confirm Details. Age Verified!

https://www.youtube.com/watch?v=QdWA2uiJZLA

Logging In

Logging In. Vape 75%. Fluux Phone 16%. Fluux Vape 65%.

https://www.youtube.com/watch?v=pxkzETykaKE&feature=emb_title

Refills

Refills. You're low on pods. We recommend ordering more now to avoid running out. Order now. Choose your flavor quantities… Checkout. Complete Order. Thank you for ordering! You'll receive an email confirming your order shortly

https://www.youtube.com/watch?v=XmHlElP45go&feature=emb_title

Onboarding

Onboarding. Welcome to Fluux. Let's get started… Slide phone, bottom first, into Fluux. Then wrap top covers of Fluux around the phone. Hold power button down for 7 seconds to enable bluetooth pairing. Once all lights are blinking, proceed to next step. Connecting to device. Success! Fluux is now paired with your phone.